August 28, 2008
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20002
Re:	Advanced Environmental Recycling Technologies, Inc.
Amendment No. 3 to Registration Statement on Form S-3
Filed on July 24, 2008
File No.: 333-147679
Annual Report on Form 10-K for the FYE December 31, 2007, as amended on Form 10-K/A-1;
and Form 10-Q for March 31, 2008
File No.: 1-10367
Amendment No. 4 to Form S-3 Filed August 28, 2008
Advanced Environmental Recycling Technologies, Inc. (the “Company” or “AERT”), hereby submits the responses set forth below to your Comment Letter to the Company dated August 6, 2008 (the “Comment Letter”) pertaining to our Amendment No. 3 to Registration Statement on Form S-3. The responses set forth below correspond to the numbered comments in the Comment Letter. For your convenience, we have included your original comment from the Comment Letter and followed it with our response.
Risk Factors
We have recently been sued by plaintiffs alleging defects in our decking products, page 4
1.	As previously requested, disclose the amount of relief sought in connection with each of the suits discussed based on claims filed to date. We note your disclosure of the potential annual cost limitations for payment of claims that is currently being negotiated under the proposed settlement agreement.
The Company has modified its risk factor to indicate that the plaintiffs in the putative class action did not attempt to quantify their damages in their pleadings and otherwise to read as follows based on changes in the status of the lawsuit:
We have recently been sued by plaintiffs alleging defects in our decking products

We were recently sued by two separate groups seeking class action status and alleging defects in our decking products that make them susceptible to mold or mildew growth.
On May 19, 2008, plaintiffs filed a consolidated complaint and requested the following relief in their consolidated master amended class action complaint:
•	An order certifying the proposed class, designating plaintiffs as named representatives of the class, and designating their attorneys as class counsel;
•	An order enjoining defendants from using deceptive advertising, marketing, distribution, and sales practices with respect to ChoiceDek and to remove and replace plaintiffs’ and class members’ decks with an alternative decking material of plaintiffs’ and class members’ choosing;
•	An award to plaintiffs and the class of an unspecified amount of compensatory, exemplary, and statutory damages, including interest thereon, to be proven at trial;
•	A declaration that defendants must disgorge, for the benefit of the class, all or part of the profits they received from the sale of ChoiceDek, or to make full restitution to plaintiffs and the members of the class;
•	An award of an unspecified amount of attorneys’ fees and costs;
•	An award of an unspecified amount of pre-judgment and post-judgment interest; and
•	Such other or further relief as may be appropriate under the circumstances.
The suits were combined, and a formal settlement agreement was reached on August 21, 2008. The settlement must be approved by the court, which we estimate will take place in approximately the first quarter of 2009. The Company will self-administer a claim resolution process whereby various forms of relief will be offered to deck owners who file a claim within six months of the date the settlement is approved, with an annual cost limitation of $2 million in 2008, $2.75 million in 2009, $2.75 million in 2010 and, if necessary, $2 million per year thereafter until the claim resolution process is completed. Another defendant in the lawsuit has agreed, subject to certain conditions including our diligent pursuit of a claims recovery under an insurance policy, to reimburse the Company for any uninsured liabilities incurred in excess of $2 million up to $2.75 million in each of 2009 and 2010. In addition, the Company will pay notice costs estimated to be $750,000 and will pay plaintiffs’ attorney fees totaling $1.75 million over 2008 and 2009. The Company has accrued approximately $5 million in connection with the settlement, including $2.4 million for costs to settle claims. The other defendant in the lawsuit and a previous defendant are seeking reimbursement from us for legal fees incurred, and we are seeking reimbursement from the other defendant for our legal fees. The amount sought by the other defendants for legal fees has not been specified.

Where you can find more information, page 14
2.	Also, incorporate by reference, to the extent filed, as opposed to furnished, the company’s Form 8-K’s dated June 20, 2008; July 3, 2008; July 24, 2008 and July 30, 2008.
The Company has incorporated by reference its Form 8-K’s dated June 20, 2008; July 3, 2008; July 24, 2008 and July 30, 2008 in its Amendment No. 4 to Form S-3.
FORM 10-K/A FOR THE YEAR ENDED DECEMBER 31, 2007
Management’s Discussion and Analysis of Financial Condition and Results of Operations
General
3.	We note your response to comment five from our letter dated June 12, 2008, however you did not show us in your supplemental response how you intend to revise future filings to include a discussion of significant balance sheet fluctuations, such as your receivables and related allowances. Please provide us with your proposed future filing MD&A disclosures describing significant balance sheet fluctuations from December 31, 2006 to December 31, 2007.
The following disclosure describing significant balance sheet fluctuations from December 31, 2006 to December 31, 2007 is an example of how the Company intends to revise future filings to include a discussion of significant balance sheet fluctuations (also the second and third paragraphs under the “Liquidity and Capital Resources” heading in the Company’s recently filed 10-Q for the quarter ended June 30, 2008 illustrates such a comparison on an interim basis):
Restricted cash increased $10.7 million from $0.8 million at December 31, 2006 to $11.5 million at December 31, 2007. The increase is due to our sale of industrial development bonds to Allstate Investments in the amount of $13.5 million to be used for the construction of our planned Watts, Oklahoma plastic recycling facility. The restricted cash account holds funds that can be disbursed only for the construction of the facility.
Our restricted certificate of deposit was moved from non-current assets to current assets, as the maturity of the funds was less than 12 months at December 31, 2007.
The decrease in accounts receivable from $3.8 million in 2006 to $0.6 million in 2007 is due to primarily to lower sales in the fourth quarter of 2007 as compared to the fourth quarter of 2006 (see Results of Operations). The increase in our accounts receivable allowance from $374,894 to $1,162,500 between December 31, 2006 and December 31, 2007 represents additional amounts expected to be incurred for the resolution of product claims. Subsequent to December 31, 2007, the Company changed its accounting treatment for its allowance to classify it as a liability rather than as an offset to its accounts receivable balance.
Our inventories increased to $23.6 million at December 31, 2007 compared to $14.5 million at December 31, 2006 due primarily to a shift of purchases by our largest customer from the fourth quarter of 2007 to the first quarter of 2008.
Gross buildings and equipment increased $5.9 million due primarily to the construction of our Springdale South composites manufacturing facility, which began operations in May 2007. Our deferred tax asset increased $4.6 million due to additional loss carryforwards accumulated as a result of our loss for the year.
The current maturities of our long-term debt increased $8 million in 2007, primarily for the following reasons:
•	As a condition to the purchase of the Series 2008 bonds by Allstate, we were required to make a $0.8 million prepayment of the $2.6 million, 19.75% taxable note on the date of issue of the bonds. The remaining $1.8 million principal balance of the note is due and payable on May 1, 2008.
•	At the time of the purchase of the Series 2008 bonds, we were also required to prepay a $1.0 million equipment loan from Regions Bank.
•	We received a $5 million bridge loan from Allstate in 2007 which matures October 1, 2008.
The increase in borrowings on our working capital line of credit to $12.3 million at December 31, 2007 from $10.1 million at December 31, 2006 is due to our need to fund our finished goods inventory in the fourth quarter of 2007. The $9.7 million increase in long-term debt is due primarily to the placement of our Series 2007 bonds.
Our additional paid-in capital increased due to the placement of $10 million in preferred stock in the fourth quarter of 2007.
4.	As a related matter, we note that you included a reserve for product claims within your allowance for receivables. Please tell us the following:
•	describe the types product claims intended to be covered by this reserve;
•	describe your accounting policies for determining your reserve for product claims;
•	quantify the dollar amount of your reserve for product claims included in your allowance for receivables as of each period presented; and
•	explain the accounting literature you relied upon to support your classification of the reserve within your allowance for receivables.

Over the Company’s recent history, the Company advises that it has experienced no material uncollectible accounts. The types of product claims intended to be covered by the reserve include those for product replacement and/or reimbursement due to claimed product defects. The Company’s accounting policy for determining its receivables reserve in the prior periods commented upon by the Staff included estimating future costs for resolving pending product defect claims plus expected claims based primarily on historical claim rates and any known factors that could modify those rates. The amount of the Company’s reserve for product claims included in its allowance for receivables at December 31, 2007 and 2006 was $1,162,500 and $336,614, respectively. The Company’s review of the accounting literature does not support the classification of the reserve as an offset to its accounts receivable balance. The Company corrected its accounting treatment for classifying its reserve in the second quarter of 2008. It has determined, as supported by SFAS 5, that this estimated future liability is best classified together with other accrued liabilities.
Liquidity and Capital Resources, page 27
5.	We note your response to comment six from our letter dated June 12, 2008 and your discussion about the recent extension of your line of credit until September 15, 2008. However, you have not shown us how you will amend your previously filed Form 10-K/A to describe how (based on the information available to you at the time you originally filed your Form 10-K), you determined you would have sufficient resources available to continue your operations as a going concern for a year and a day from the balance sheet date if you weren’t able to obtain a replacement line of credit. Please amend your filing to address our previously issued comment six.
Based upon the updated information and further extensions reported in the Company’s most recent 10-Q incorporated into the S-3 registration statement, we respectfully submit that an amendment to the 10-K should not be necessary.
FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2008
Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 17
6.	We note your response to comment nine from our letter dated June 12, 2008. Please confirm that you have assessed the probability of your ability to comply with the accounts payable covenant as of March 31, 2009 and determined that it is not probable that you will not be able to cure the violation by March 31, 2009.
The Company advises that it has extended such analysis through March 31, 2009 and believes that it is not probable that it would not be able to cure the accounts payable covenant violation by March 31, 2009, the date through which the covenant was waived by the lender. Additionally, the bondholder, who is also the holder of the Allstate notes, waived the debt service coverage covenant through October 1, 2008 (this of course being the covenant that if not complied with triggers the obligation to retain a consultant but not a right to accelerate the bonds), and waived the current ratio and accounts payable covenants through July 1, 2009.
Please consider the foregoing responses and do not hesitate to contact the undersigned at 210.281.7232 should you have questions or comments on this. For your convenience, we will also forward marked copies of the filing to you and to Dorine H. Miller.

Very truly yours,
/s/ J. Patrick Ryan
J. Patrick Ryan